The Real Bloody Mary, Co. LLC

5757 Olivas Park Drive, Unit K, Ventura, CA 93003

https://www.vampire.com/bloodymary

10000 units of Membership Interests

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of   the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000 Membership Units at $1 each ($107,000 Total) Minimum 10,000 Membership Units at $1 each ($10,000 Total)

Company   The Real Bloody Mary Co., LLC

Corporate Address

Ventura Blvd., Ste. 290, Studio City, CA 91604 Description of Business   We deliver a delicious ready-to-drink Gourmet Real Bloody Mary Cocktail made from real tomatoes and vodka with natural and organic ingredients. We seek to become the go-to-ready-to-drink classic Bloody Mary Cocktail.

Type of Security Offered Membership Interests

Purchase Price of Security Offered: $1 per unit

Minimum Investment Amount (per investor)

PERKS

$100

Invest $125 or more –

You'll be immortalized on Vampire.com, Receive a very rare Vampire.com Bumper Sticker,

a Vampire brand art poster, and a very sexy and/or manly Vampire Bloody Mary T- Shirt

Invest $500 or more –

Receive all of the above plus, a free VIP wine tasting for two at the very swanky Vampire Lounge in Beverly Hills

Invest $1000 or more –

Receive all of the above plus, A Red Carpet Invite for you and 3 friends to an upcoming Vampire Bloody Mary Launch party

Invest $5000 or more –

Receive all of the above plus, meet us on the road <u>at our expense</u> and attend a super fun Bloody Mary Festival as our VIP guest

and a lifetime 15% discount on all Vampire.com purchases.

*All perks occur after the offering is completed

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

OVERVIEW: We are in the ready to drink cocktail business offering up a ready to drink bloody mary cocktail made with real tomatoes and vodka branded under the name VAMPIRE. We leverage our Vampire branding, our proprietary method for stabilizing the vodka and tomato juice to limit the separation of the resulting cocktail, our product's great taste, and our experienced personnel with distribution and retail connections. Our revenues are derived exclusively from sales of our core product -- Vampire Gourmet Bloody Mary -- utilizing our personnel's pre-existing distribution and retail beverage industry connections.

Last year in 2017, we tested our product at bloody mary trade-shows and in a few markets including the Denver, CO suburbs, a few locations in New Orleans and online.   We are satisfied with the reaction to our product and we are now striving to organize the production of commercially large quantities so we can sell the product at a good profit. Our founder has a similarly named brand called Vampire Wine that is offered for sale in approximately 1000 Publix supermarkets in the South Eastern United States, and we hope to sell our product there as well as all other places where a ready to drink bloody mary may lawfully be sold.

We formed our company in 2016 after the founder, Michael Machat, had devoted numerous hours researching how to make the perfect ready to drink bloody mary. Most of 2016 and 2017 has been devoted to perfecting the manufacturing and supply partners. Also, during this time period, the company entered into an agreement with Americas Blood Centers in which the Company has agreed to contribute 5 cents per can sold of its product to the Americas Blood Centers. Company will publicize this relationship at an appropriate time.

We expect to use the funds to continue to grow our business as outlined in the projections. Although there is no guarantee that the growth projections will materialize as planned, we expect generally to grow in the coming years. Fortunately,

the primary personnel are working on no salary and with little overhead expense until the company is funded. These factors reduce the risk of loss, slowing the cash burn, making it easier for the company to become profitable. Nonetheless, it may be years before Investors see a return on their investment, if they do at all.

Sales. We will be offering our bloody marys to distributors at prices such that we anticipate our product selling for approximately $4.99 per can. Of course prices will vary as the various States all have different alcohol taxes. Overseas the pricing will vary some more. We have only recently begun to sell our bloody marys as we are testing the waters as with regards to pricing and desirability. We are pleased with the results in terms of the public's reception to our product's taste, and we believe we have found the appropriate price point of $4.99. To date, we have four distributors who have only recently been selling our product. SGWS of Colorado, River Valley Beverage Group of Alberta, Canada, International Wine & Spirits of Florida, and Speciality Spirits in California.   We are waiting for funding before we aggressively start to push sales.

Supply Chain.   We use a few principal suppliers to create our product, including a flavor house which purchases the bulk tomatoes on our behalf and adds the secret natural ingredients to the mix, the distilled spirits producer who provides the vodka and cans the product, the can manufacturer, and the label producer. Once we have sufficient funds we will discontinue applying labels to the cans and print directly onto the cans themselves.   In the event we run into supply issues with a particular supplier, we would be able to find alternative sources since tomatoes are readily available and vodka is readily available.   Switching distilled spirits providers and bottlers would entail getting new government approvals which would add time delays. The Company's recipe is portable and our product can be produced elsewhere if needed.

Customer Base.   We have participated in five bloody mary festival events so far, and we believe our customer base to be similar to the customer base of our Manager's separate brand Vampire Wine, which is 60% female, 40% male, with the typical consumer being a 32 year old female. The Company will reach out to the same customers that buy Vampire Wine using the same distributor network where appropriate.   In some cases, we may switch to a beer distributorship rather than a wine distributor for our product.

Liabilities. We have no outstanding long term liabilities at the moment as we are sharing offices, rent free, with TI Beverage Group, Ltd.

Litigation. The company has no lawsuits pending against any party.

Competition Analysis. There are very few ready-to-drink bloody marys on the market. The reason for this is simple. They are very hard to make. The vodka separates from the tomato juice and floats to the top. Vampire Gourmet has a patented process to keep this from happening. Besides the separation, very few distilleries want to deal with the mess tomatoes leave behind. There are just three other bloody mary RTDs on the market, all of which may be violating Company's patented technology. The first is

Ballast Point Fugu Bloody Mary. Unlike Vampire Gourmet Bloody Mary, the Ballast Point drink doesn't have the tomato flavor that Vampire has; instead it has a vegetable soup flavor that is too hot for most people. The other two bloody marys in the market are small enterprises (one in Austin, TX and the other in Indianapolis), and neither of which is very good. By contrast, the Vampire Gourmet Bloody Mary is made from fresh simple ingredients, including real tomatoes, tomato puree, pure can sugar, triple distilled vodka, organic aloe vera and natural secret spices. One can taste and smell the tomatoes in a can of Vampire Bloody Mary. It's the real thing, with the right amount of spices. Not too spicy, but just enough.

Asset-based senior credit facility. Our founder's wine company has a revolving loan facility with Mission Valley Bank. Although there is no guarantee, once our raise is complete we anticipate that Mission Valley Bank may offer an asset-based credit facility to The Real Bloody Mary Co on similar terms.
It is likely that as our business grows, we will be required to pay invoices to our suppliers faster than we collect payment for sales from our customers. Thus the need for obtaining a credit facility is very important to our future growth. This facility is not yet in place, but we are reasonable confident Mission Valley Bank will extend a similar credit facility as the one in place to our founder's wine company.

The team

Officers and directors

Leonard Cairney	Director
Lisa Machat	Creative Director, Director
Michael Machat	Founder, CEO, & Director

Leonard Cairney

An executive with world wide experience, Cairney brings a wealth of knowledge to the group. Former CEO of Jackson Family Wines, President of Beaulieu Vineyard & Managing Director of W&A Gilbey Gin. The Real Bloody Mary, Co. LLC dba Vampire Gourmet Bloody Mary Director 2016-Present Los Angeles, California W&A Glbey South Africa Managing Director 1995-1997 Spirits Company Beaulieu Vineyards Napa Valley CA President 1997-1998 Winery Kendall Jackson Sonoma CA CEO1998-2002 Winery Clydebank College of Engineering Glasgow Scotland University

Lisa Machat

Creative director of Vampire Vineyards and co-founder/director Vampire Lounge & Tasting Room The Real Bloody Mary, Co. LLC dba Vampire Gourmet Bloody Mary Creative Director, Board Director 2016-Present Los Angeles, California TI Beverage Group, Ltd dba Vampire Vineyards -dba Vampire Lounge & Tasting Room - Creative Director 1999 - present

Michael Machat

Founder of the wildly successful Vampire Vineyards & Vampire.com, His award winning wines are sold online & throughout the United States at large retailers via a multi-state distribution network. The Real Bloody Mary, Co. LLC dba Vampire Gourmet Bloody Mary Founder, CEO, Director 2016-Present Los Angeles, California TI Beverage Group, Ltd, Founder/President/CEO 1999 - Present, Wine & Spirits company Los Angeles, California Machat & Associates, PC, President 2000 - Present Legal Services Los Angeles, California

Related party transactions

The company utilizes the services of TI Beverage Group, Ltd to sell and distribute its product. TI Beverage Group (also known as Vampire Vineyards) is 99% owned by Michael Machat, the Founder of the Real Bloody Mary as well as Vampire Vineyards. The company will utilize TI Beverage Group's connections , personnel and office space to grow the Vampire Gourmet Bloody Mary without having to incur the costs of paying for traditional overhead and labor. Machat's other company Vampire Brands, LLC, 90% owned by Machat, will be enjoying a 5 cents per can royalty on product sold, and it is everyone desire at TI Beverage Group to increase the sales of Vampire Gourmet
Bloody Mary so that one day the company may be bought out by a large drinks conglomerate.

RISK FACTORS

These are the principal risks that related to the company and its business:

Our patents and other intellectual property could be unenforceable or ineffective. The Real Bloody Mary Co enjoys a license to a patented process for making the vodka in its bloody mary not separate from the tomato juice. This patent protection may not prove to be protectable leading others to enter the market. Accordingly, those making the product have signed non disclosure agreements and the recipe and manner of making our bloody marys is being kept a trade-secret. The Real Bloody Mary Co also enjoys trademark rights to its Vampire brand. This Vampire brand co-exists with the founder, Michael Machat's Vampire Wines, Spirits, Beers, non-alcoholic drinks such as water, coffee, chocolate, olive oil, balsamic vinegar, tacos, and restaurants. Negative publicity regarding one of these products could potentially effect the perception of company's Vampire Gourmet Bloody Marys.

There are several potential competitors who are better positioned than we are to take the majority of the market The Company plans to operate in the highly competitive alcohol beverage industry. While the Company intends for its products to be in demand, many of its competitors may have substantially greater financial resources than the Company. There can be no assurance that the Company will be successful in the face of increasing competition from existing or new competitors, or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

This is a brand-new company. The Company has only recently been formed for

the purpose of selling its ready-to-drink bloody mary cocktails. Therefore, the Company has no operating history. There can be no assurance that the Company will be able to achieve or sustain profitable operations or achieve or sustain cash flow required to conduct the day to day operations.

Lack of Significant Working Capital Unforeseen expenses and other problems may cause the Company to require more working capital than currently anticipated. If additional capital is needed, there can be no assurance that the Company will be able to raise the necessary capital. In the absence of sufficient working capital, the Company may be forced to terminate its operations or to revise its business strategies. The Company may have less capital than some other companies in competition with it, and accordingly, the Company may be unable to successfully compete with such companies.

Uncertain Future Performance As the Company begins its operations and the Company may experience unforeseen expenses and difficulties, complications and delays that prevent the Company from reaching its goals and from being financially successful. There can be no assurance that the Company will be a success or that it will generate sufficient revenues to result in profitability. Many factors could cause the Company not to be a success, such as down-turns in the economy, the ability to attract qualified employees, rising costs of the cans, rising costs of tomatoes or other ingredients. The Company and its directors and officers, may have no control over some of the factors which will determine the success or lack of success of the Company.

Our financial review includes a going concern note. Unforeseen expenses and other problems may cause the Company to require more working capital than currently anticipated. If additional capital is needed, there can be no assurance that the Company will be able to raise the necessary capital. In the absence of sufficient working capital, the Company may be forced to terminate its operations or to revise its business strategies. The Company may have less capital than some other companies in competition with it, and accordingly, the Company may be unable to successfully compete with such companies. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation. No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates. There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and we

have priced our bloody marys at a profit that allows the company to make a profit and still attract sales.

Dilution The Company may need to resort to the issuance of additional equity or other securities, which, if the Company is able to successfully issue, could result in dilution of each Investor.

Economic Conditions An investment in the Shares will be exposed to the risks inherent in the changes in national or local economic conditions and changes in the demand for the Company's products.

Employees The success of the Company is dependent upon its ability to attract and maintain qualified employees at a reasonable rate of compensation. The Company's competitors may offer better compensation and benefits that could increase competition in recruiting and maintaining a cost effective workforce for the Company.

Management of working capital. The Real Bloody Mary Co, like many comparable alcoholic beverage companies, may make substantial capital expenditures in such areas as research and development, and production facilities. Therefore, management of working capital, strategic planning of capital expenditures and the company's debt position are all of major importance. Various risks are associated with interest rates and financing— these risks must to be managed well to ensure profitability. The Real Bloody Mary Co. understands that the company must invest in growth while working to avoid taking on excessive debt levels, especially at high interest rate levels.

Foreign exchange risks A source of revenues for the Real Bloody Mary Co may be found in foreign markets such as Canada, England and Japan. An additional risk arising from doing business in foreign countries is currency exchange-rate risk. Reliance on certain large suppliers An additional risk associated with product packaging is The Real Bloody Mary Co.'s reliance on its can manufacturer and dsp provider. There is a risk there may be delays in production due to The Real Bloody Mary Co's manufacturing partners deciding to service its other customers and filling their needs prior to fulfilling Company's needs. There is a risk, The Real Bloody Mary Co may have to source new manufacturing partners from time to time, which could disrupt Company's supply of products and create additional costs while leading to decreased sales if Company runs out of product. One of the later uses for funds is for Company to purchase its own dedicated bottling or canning line to ensure constant supply of product.

Forward Looking Statements Certain statements set forth in the documents being provided as part of this Offering constitute "forward-looking statements." Such statements are generally identifiable by the terminology used such as "plan," "expect," "estimate," "budget" or similar words. Examples of forward- looking statements include, but are not limited to (i) projections of revenues, income, loss, earnings, capital expenditures, budgets, and other financial items,
(ii) statements of the plans and objectives of the Company or its management, or estimates or predictions of actions by third parties, (iii) statements of future economic performance, and (iv) statements of assumptions underlying other statements and statements about the Company or its business. Forward-looking statements are beyond the ability of the Company to control and in many cases the Company cannot predict what factors would cause actual results to differ materially from those indicated by the forward-looking statements. The

achievement of results or other expectations contained in such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievement described to be materially different from any actual future results, performance or achievement expressed or implied by such forward-looking statements. The Company does not plan to issue any updates or revisions to those forward-looking statements if or when their expectations, or events, conditions or circumstances on which such statements are based occur or change. In particular Company has made certain assumptions about the ready-to-drink cocktail market in order to create financial projections for the business. There is risk associated with the accuracy of these projections being compromised due to sharp changes in key assumptions such as a fall in demand for ready-to-drink cocktails or for bloody marys in general, and other related variables. In order to mitigate this risk, the Real Bloody Mary Co has taken great care to ensure the reliability and source quality of key assumptions used in the business plan.

Potential Shortage of Tomatoes It is possible that there may be a future shortage of tomatoes which might make the costs of our major ingredient increase substantially causing us either to have to live with a smaller profit margin or raise prices which could potentially lead to a loss of market share compared to other ready to drink alcoholic products.

Changing Alcohol laws About 100 years ago, alcohol was largely illegal in the United States, and when prohibition was repealed, each State was left to enact its own laws regarding the consumption and sales of alcohol. The State alcohol laws are in a state of flux, and although recently the laws governing the distribution of alcohol have been becoming more lax, allowing for more opportunities for beverage alcohol suppliers to sell their products, the trend could potentially change. It is even possible that alcohol or ready-to-drink alcohol could be made unlawful in certain markets.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

Michael Machat, 99.0% ownership, Membership Units

Classes of securities

Membership Units: 5,000,000 Voting Rights

The holders of the securities purchased herein are not entitled to vote on any matter except as required under applicable law.

Manager

The company will be managed by Vampire Brands, LLC, a Delaware limited liability company, of which Michael Machat is the 90% owner. Members will not have any right to change the Manager or to elect a new Manager.

The Membership Units sold in this offering will reduce the Membership Units currently issued to the founder.

Distribution Rights and Preferences

The company is offering up to 20% of its Membership interests for $1,000,000 with the provisions that until those investing recover their investment, 80% of all profits will first go to pay back these early investors, along with 5% annual return, with the other 20% going to the Founders. Once the investors are paid back in full with the 5% annual return, profits will then be distributed pro rata according to ownership percentage. After all the investors are paid back in full with their 5% annual return, the profits will be distributed 20% to the investors, and 80% to the Founders.

Note: If less than $1,000,000 is raised the distribution to investors will be pro- rated. For instance, if $500,000 is raised the investors will receive 10% rather than 20% of profits after their investment and the 5% annual return have been paid.

Further; once the company has raised $1,000,000, if it elects it may sell additional interest in the company. In such case all investors will have the option to purchase their pro-rata share of additional interest being sold on the terms offered. Any investors who do not elect to purchase their pro- rata share will have their interests diluted to the extent of the additional interests sold.

Liquidation & Dissolution of the company

The company will be dissolved in the following instances:

(a) The expiration of thirty (30) days following the sale or other disposition of all or

substantially all of the Company's assets;

(b) The election by the Manager, with the written consent of a Member Majority, to

dissolve and liquidate the Company;

(c) The election by the Manager to dissolve and liquidate the Company after any three consecutive quarters in which the Company has not earned at least $1 in net profits, provided the Manager shall not make such election under this clause

(c) earlier than December 31, 2024; and Winding Up and Distribution of the Company

Upon an act of winding up the Company, the net assets of the company will be distributed as follows:

First, to payment of all debts and liabilities of the Company (other than loans or other debts and liabilities of the Company to Members), and any expenses of the Company incidental to such sale or liquidation;

(ii) Second, to establishment of any reserves reasonably deemed necessary by the Liquidator(s) for contingent, unmatured or unforeseen liabilities or obligations of the Company;

(iii) Third, to payment and satisfaction of all other debts and liabilities of the Company to Members and Managers on a pro-rata basis;

(iv) Fourth, and to the extent the Investor Members have not received aggregate distributions of Available Cash under Section 6.2(i) of the Operating Agreement equal to their accrued but unpaid 5% Preferred Return Amount (A) Eighty percent (80%) shall be distributed pro rata to the Investor Members (including to the Manager to the extent it holds Units as an Investor Member) in accordance with the number of Units held by them, and (B) Twenty percent (20%) shall be distributed to the Manager (and if there is more than one Manager, the same will be distributed to them as they may agree in writing), until each Investor Member has received an aggregate amount of distributions under this clause (iv) and under Section 6.2(i) above equal to its accrued, but unpaid, 5% Preferred Return Amount;

(v) Fifth, and to the extent the Investor Members have not received aggregate distributions of Available Cash under Section 6.2(ii) of the Operating Agreement equal to their Unreturned Contribution Amount (A) Eighty percent (80%) shall be distributed pro rata to the Investor Members (including to the Manager to the extent it holds Units as an Investor Member) in accordance with the number of Units held by them, and (B) Twenty percent (20%) shall be distributed to the Manager (and if there is more than one Manager, the same will be distributed to them as they may agree in writing) until each Investor Member has received an aggregate amount of distributions under this clause (v) and under Section 6.2(ii) above such that each Investor Member's Unreturned Contribution Amount has been reduced to $0; and

(vi) Sixth, to the Members, pro-rata in accordance with the number of Units held by them.

What it means to be a Minority Holder

As a minority holder of Member Units you will have no ability to influence our policies or any other corporate matter, including the election of the Manager of the Company, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

The Membership Units being offered herein are a minority non voting interest. As a minority holder, you will not have a vote in determining how the company is run and when distributions of capital are made other than what has been specifically promised in terms of obtaining

The company is offering up to 20% of its Membership interests for $1,000,000 with the provisions that until those investing recover their investment, 80% of all profits will first go to pay back the investors, along with 5% annual return, with the other 20% going to the Founders.

Once the investors are paid back in full with the 5% annual return, profits will then be distributed pro rata according to ownership percentage. After all the investors are paid back in full with their 5% annual return, the profits will be distributed 20% to the investors, and 80% to the Founders.

Note: If less than $1,000,000 is raised the distributions to investors will be pro-rated. For instance, if $500,000 is raised the investors will receive 10% rather than 20% of profits after their investment and the 5% annual return have been paid.

Further: once the company has raised $1,000,000, if it elects it may sell additional interests in the company. In such case all investors will have the option to purchase their pro-rata share of additional interests being sold on the terms offered. Any investors who do not elect to purchase their pro-rata share will have their interests diluted to the extent of the additional interests sold.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional membership units above the 1,000,000 specified in the Operating Agreement. In other words, when (or if) the Company issues Membership Units in addition to the 1,000,000 specified in the Operating Agreement, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more membership units, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per membership unit (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier

offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

In an IPO;

To the company;

To an accredited investor; and

To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition Results of Operation

The Company was formed in May of 2016 and had no revenues in its year of formation. As an early-stage company, we have experienced losses thus far in our operating history, although these loses are not significant due to our personnel not taking salary and our overhead being limited due to free office space being provided by Michael Machat, our founder.

Our total loss for 2016 was $19,217, which was incurred primarily for marketing expenses, participating in bloody mary trade shows, enabling us to test the market and consumer reaction to our product. We used the bloody mary festivals to both publicize and taste test our product to great success.

We earn revenue by selling our products. We anticipate increasing our profit margin as we gear up our purchases. Once we are producing approximately 250,000 cans at a time, our profit margin will exceed 50% and we will be on our way towards making net profits. The bulk of the funds raised will be used to fund inventory, hire sales personnel, engage in more marketing and hire administrative personnel as needed.

We anticipate generating revenue regardless of the success or not of this fund-raise. Based upon our forecast, however, with the liquidity of the anticipated full raise amount of $107,000, we will have the funds to purchase enough product to lower our costs of goods sold sufficiently enough to give us a gross profit of 50%. Our plan is to recycle the profits from sales to allow for further growth. Please note the company is also contemplating a subsequent round of financing of up to $1,070,000. At that level, the company will have sufficient funds for it to be generating profits in the second year after the fund raise. The first year we anticipate loses as we build the Vampire Gourmet Bloody Mary brand. Specifically, we anticipate a relatively small loss of approximately $40,000 as we develop market share of the ready-to-drink cocktail market, incur one-time start-up marketing expenses, and expand the number of employees. Thereafter we anticipate growing with gross operating margins of 51% and a 10%+ net operating margin.

Financial Milestones

The company plans to invest for continued growth of the brand. Based upon an oversubscription and full raise of $1,070,000 , management currently forecasts revenues for the first three years after the fundraising event to grow from $215,040 in year 1 to $1,075,200 in year 2 to over $3,000,000 in year three with profit margins increasing from 26% to 51% as the unit production costs decrease. At revenues over $3,000,000 the company forecasts an operating margin of 16%. Even without an oversubscription, the Company is confident it will succeed selling its product, but at a slower rate. A raise of $107,000 will be sufficient for Company to purchase approximately 100,000 cans of product.

In order to maximize profits it is essential that the Company is able to produce its product at an industrial scale so that it retail its product at less than $5 per 12 oz can. Each can contains 9.9% alcohol, or two drinks and the equivalent of two Heinekins or almost half a bottle of wine.

The main purpose of this fundraising event is to obtain funds to manufacture the product on a large scale. The company firmly believes the best way to sell its product is through sampling. Tasting is believing. Through tasting events the company anticipates to reach its goals.

Liquidity and Capital Resources

All cash raised via Start Engine and elsewhere will be held for working capital purposes and invested primarily in demand deposit accounts, certificates of deposit and money market funds that are currently providing only a minimal return.

The primary use of funds will be to help produce Vampire Gourmet Bloody Mary at a large commercial scale. Additional funds will go towards promotion, sales and marketing. The company will continue to share office space with TI Beverage Group. By not having to worry about overhead and full time staffing, the Company will be able to concentrate on its strategy of producing large scale quantities of Vampire Bloody Mary, using existing relationships from Vampire Vineyards and Vampire Vineyards staffing and headquarters to sample and sell the product.

Capital Resources. We have financed our operations through contributions by our founder's family company and our first investor, Robert Miller. Additionally, our founder has arranged for our company to use his business offices as the company's office rent free until the company is properly funded.

The founder, Michael Machat's affiliate company,TI Beverage Group, Ltd, has an asset based line of credit with its bank. Management is hopeful but cannot promise that the same bank will offer a similar asset based line of credit to Company. If that does not occur, Company will need to search for other sources of short-term liquidity, which could include a further online capital raising event.

Indebtedness

Because the Company is able to exist with hardly any overhead, it's debt is limited and the traditional burn rate of a typical startup is not a major factor to the Company's continual existence. Company will be able to scale up or scale down as needed with very little fixed overhead. The Company does not currently have credit facilities with any banks; however, TI Beverage Group does, and upon a successful offering, the Company will seek out funding on similar terms as TI Beverage Group has, which is an asset based line of credit.

Recent offerings of securities

2016-05-27, Regulation D, 50000 Member Units. Use of proceeds: Purchase of finished product

Valuation

$5,000,000.00

We determined our valuation based upon an investment by Robert Miller, an industry veteran who has worked with startups such as Sobe. Mr. Miller was one of the first 6 employees at Sobe. Mr. Miller purchased 50,000 units for $50,000.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$50,000	$107,000
Less: Offering Expenses	4,000	4,000
StartEngine Fees (6% total fee)	$600	$6,042
Escrow Fees	$0	$0
Professional Fees	$4000	$4000
Net Proceeds	$41,400	$85,958
Use of Net Proceeds:		
R& D & Production	$30,000	$75,000
Marketing	$[xx]	$10,000
Working Capital	$[xx]	$958
Total Use of Net Proceeds	$41,400	$85,958

At revenues over $3,000,000 the company forecasts an operating margin of 16%At revenues over $3,000,000 the company forecasts an operating margin of 16%

At revenues over $3,000,000 the company forecasts an operating margin of 16%

We are seeking to raise sufficient capital to acquire our product at a low cost by ramping up to industrial production levels, giving the company a gross margin of 50% or higher. We also plan on using the funds to market the brand, through constant tastings. The company believes the best way to sell its product is to have people taste it for themselves and get hooked on the great taste. Funds will be used on hiring brand ambassadors, wrapping trucks and delivery vans with the company's logo, and other useful guerilla advertising technics.

We are seeking to raise a minimum of $107,000 (target amount) and up to $1,000,000 (over-allotment amount) in this offering through Regulation Crowdfunding.If we manage to raise our over-allotment amount of $1,000,000, we believe the company will be generating net profits of 10% or higher within two years. Even with a raise of $107,000, those funds would be sufficient to produce a couple of trucks worth of product at a cost low enough to give the company the 50% gross margin it needs to have to properly market its product.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF. Annual Report

The company will make annual reports available on its website. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The
Real Bloody Mary, Co. LLC

[See attached]

I, Michael Machat, the Chief Executive Officer of The Real Bloody Mary, LLC, hereby certify that the financial statements of The Real Bloody Mary, LLC and notes thereto for the periods ending December 31, 2017, included in this Form C A/R reportt are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of (-$14,219); taxable income of (-$14,219) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 19th day of September, 2017. (Date of Execution).

_____ (Signature) Chief Executive Officer

March 1, 2017

I, Michael Machat, the Chief Executive Officer of the Real Bloody Mary Co., LLC , hereby certify that the financial statements of The Real Bloody Mary Co., LLC and notes thereto for the period beginning January 1, 2017 and ending December 31, 2017 and included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information that will be reported on our federal income tax returns. (The Company has filed for an extension, making the return due August 15, 2018.) I further certify that the financial statements of the Real Bloody Mary Co., LLC for the period beginning January 1, 2016 and ending December 31, 2016, and included in this Form C offering statement are true and complete in all material respects and that this information below also reflects accurately the information reported on our federal tax returns filed.

For the year 2017, the amounts that are expected to be reported on our tax returns for 2017 are total income of $(19,217); taxable income of $0 and total tax of $800.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 15th day of March, 2018.

Michael Machat
_____

Chief Executive Officer

March 15, 2018

THE REAL BLOODY MARY CO., LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2017

The Real Bloody Mary Co., LLC
Index to Financial Statements
(unaudited)

THE REAL BLOODY MARY CO., LLC
BALANCE SHEET
DECEMBER 31, 2016
(unaudited)

	Dec 31, 16
ASSETS	
Current Assets	
Other Current Assets	
Inventory Asset	11,150.00
Total Other Current Assets	11,150.00
Total Current Assets	11,150.00
Other Assets	
Prepaid Goods	80,376.93
Prepaid Royalty	10,000.00
Total Other Assets	90,376.93
TOTAL ASSETS	**101,526.93**
LIABILITIES & MEMBERS' EQUITY	
Equity	
Members' Equity	50,000.00
Vampire Brand LLC	65,745.66
Net Income	-14,218.73
Total Equity	101,526.93
TOTAL LIABILITIES & MEMBERS' EQUITY	**101,526.93**

The Real Bloody Mary Co., LLC
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
First Republic Bank	5,131.26
Total Checking/Savings	5,131.26
Other Current Assets	
Inventory Asset	54,878.00
Total Other Current Assets	54,878.00
Total Current Assets	60,009.26
Other Assets	
Prepaid Goods	33,248.93
Prepaid Royalty	10,000.00
Total Other Assets	43,248.93
TOTAL ASSETS	**103,258.19**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	-3,400.00
Total Accounts Payable	-3,400.00
Other Current Liabilities	
Due to/from TI Beverage	14,745.33
Total Other Current Liabilities	14,745.33
Total Current Liabilities	11,345.33
Total Liabilities	11,345.33
Equity	
Equity	-14,218.73
Shareholder's Equity	59,603.26
Vampire Brand LLC	65,745.66
Net Income	-19,217.33
Total Equity	91,912.86
TOTAL LIABILITIES & EQUITY	**103,258.19**

THE REAL BLOODY MARY CO., LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016

	Jan - Dec 16
Ordinary Income/Expense	
Cost of Goods Sold	
Freight Costs	0.00
Purchases	0.00
Total COGS	0.00
Gross Profit	0.00
Expense	
Label Design	3,000.00
Market Research	500.00
Marketing	7,663.73
Professional Fees	2,025.00
Trade Show	500.00
Travel Expense	530.00
Total Expense	14,218.73
Net Ordinary Loss	-14,218.73
Net Loss	-14,218.73

The Real Bloody Mary Co., LLC
Profit & Loss
January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Cost of Goods Sold	
Freight Costs	300.00
Purchases	317.67
Total COGS	617.67
Gross Profit	-617.67
Expense	
Bank Service Charges	160.00
Licenses & Fees	400.00
Marketing	13,197.80
Trade Show	800.00
Travel Expense	3,729.86
Total Expense	18,287.66
Net Ordinary Income	-18,905.33
Other Income/Expense	
Other Expense	
Americas Blood Centers	312.00
Total Other Expense	312.00
Net Other Income	-312.00
Net Income	**-19,217.33**

THE REAL BLOODY MARY CO., LLC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016

Vampire Brands, LLC	99% Ownership, 4,950,000 units	$ 65,746
Robert Miller	1% Ownership, 50,000 units	$ 50,000
Total Members Equity		$101,527

THE REAL BLOODY MARY CO., LLC
STATEMENTS OF CHANGES TO
STOCKHOLDERS' EQUITY FOR THE YEAR
ENDED DECEMBER 31, 2017

	Dollar Contribution	Security Count	Percent Ownership	Increase/Decrease in equity
Vampire Brands, LLC	65,746	4,938,605	98.77%	-11,395
Robert Miller	50,000	50,000	1.00%	0
Mike Amado	150	150	Less than 1%	150
Jerry Wolf	220	220	Less than 1%	220
Mark Schroeder	500	500	Less than 1%	500
Dan Esposito	200	200	Less than 1%	200
Cecil Scott	100	100	Less than 1%	100
Christine O'Brien	125	125	Less than 1%	125
William Logan	100	100	Less than 1%	100
Craig Lindahl	125	125	Less than 1%	125
ASJ Investment Trust	1000	1000	Less than 1%	1000
Ian Friedman	150	150	Less than 1%	150
ALAN KESLER	100	100	Less than 1%	100
Anthony Bruno	200	200	Less than 1%	200
Mark Schroeder	500	500	Less than 1%	500
Joseph Kross	1000	1000	Less than 1%	1000
robert babcock	100	100	Less than 1%	100
Raymond Roberts Jr	500	500	Less than 1%	500
Ty Sharpe	125	125	Less than 1%	125
Justin Gehrke	100	100	Less than 1%	100
Midhat Qidwai	400	400	Less than 1%	400
Ryan Campbell	125	125	Less than 1%	125
Hayes Sanborn	500	500	Less than 1%	500
Stacie Linebaugh	100	100	Less than 1%	100
Donald Thompson	250	250	Less than 1%	250
Laurie Halpin	125	125	Less than 1%	125
Sheryl Dale	125	125	Less than 1%	125
dennis haley	100	100	Less than 1%	100
Susan J. Knouse	100	100	Less than 1%	100
Nicholas Kester	125	125	Less than 1%	125

Bonnie Hearn Hill	145	145	Less than 1%	145
Cornell Vanreil	125	125	Less than 1%	125
Cornell Vanreil	125	125	Less than 1%	125
Yaakov Kessler	180	180	Less than 1%	180
Harvey Sharpe	200	200	Less than 1%	200
Al Clay Jr	300	300	Less than 1%	300
Ashley Brockschmidt	125	125	Less than 1%	125
Sherry Tapke	100	100	Less than 1%	100
Anita Reyes	125	125	Less than 1%	125
Julia Keele	125	125	Less than 1%	125
Rory Poulson	125	125	Less than 1%	125
Marita Jager	500	500	Less than 1%	500
Shannon McCabe	100	100	Less than 1%	100
Dean Lackey	500	500	Less than 1%	500
randy goodell	125	125	Less than 1%	125
Jeff Taylor LLC	1000	1000	Less than 1%	1000
Glen Moran	150	150	Less than 1%	150
Lauren Jones	100	100	Less than 1%	100
Total Members Equity	$127,141	5,000,000	100%	

THE REAL BLOODY MARY CO., LLC
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016
(unaudited)

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	-14,218.73
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Inventory Asset	-11,150.00
Net cash provided by Operating Activities	-25,368.73
INVESTING ACTIVITIES	
Prepaid Goods	-80,376.93
Prepaid Royalty	-10,000.00
Net cash provided by Investing Activities	-90,376.93
FINANCING ACTIVITIES	
Shareholder's Equity	50,000.00
Vampire Brand LLC	65,745.66
Net cash provided by Financing Activities	115,745.66
Net cash increase for period	0.00
Cash at end of period	0.00

The Real Bloody Mary Co., LLC
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-19,217.33
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Inventory Asset	-43,728.00
Accounts Payable	-3,400.00
Due to/from TI Beverage	14,745.33
Net cash provided by Operating Activities	-51,600.00
INVESTING ACTIVITIES	
Prepaid Goods	47,128.00
Net cash provided by Investing Activities	47,128.00
FINANCING ACTIVITIES	
Shareholder's Equity	9,603.26
Net cash provided by Financing Activities	9,603.26
Net cash increase for period	5,131.26
Cash at end of period	**5,131.26**

NOTE 1: BUSINESS ACTIVITY

The Real Bloody Mary Co. LLC, (the "Company"), was formed on May 20, 2016 under the laws of the state of Delaware. The Company is a start-up business whose planned principal operation is wholesale of alcoholic beverages, primarily concentrating on the beverage drink known as "Bloody Mary". The Company is governed by its Limited Liability Company Agreement ("the Agreement") dated May 20, 2016. The members' equity includes capital contributions from the initial members of the Company, Bob Miller and Vampire Brands LLC ("Initial Members"), who made collective initial contributions of $115,746 in cash. The Company is currently working on starting the wholesale distribution of their signature beverage drink called "Vampire Bloody Mary". The Company is also looking to experiment with size varieties of the "Vampire Bloody Mary" to offer more choices for the consumer.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Through December 31, 2017, the Company has been primarily engaged in setting up the wholesale production and distribution process of the alcoholic beverage drink called "Vampire Bloody Mary" to major distributors.

Basis of Accounting

The Company prepares its financial statements in accordance with accrual basis of the accounting standards generally accepted in United States of America. Revenues are recognized when earned and expenses are recorded when incurred. The Company did not earn any revenue for the period ending December 31, 2017.

Uninsured Cash Balances

The Company did not maintain cash balances at a financial institution for the period ending December 31, 2016. The Company since then opened a bank account with First Republic Bank in Beverly Hills, where it now uses for cash deposits and for paying bills.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Revenue Recognition

The Company recognizes revenue from product sales at the time of sale. Since the Company only sells products to wholesalers, it neither pays nor collects sales taxes. Discounts provided to customers at the time of sale are recognized as a reduction in sales at the time the products are sold.
Cost of Sales

Cost of sales includes cost of inventory sold during the period, net of discounts and allowances, shipping and handling costs, occupancy cost, and federal and state excise taxes on the alcohol it sells.

<u>Inventory</u>

Inventories are stated at the lower of cost or market using the weighted average cost method. The Company doesn't possess a license to sell alcohol; therefore, it has no direct sales function of its own. However, the Company ships its beverage product to TI Beverage Group LTD, which then holds on to the inventory on consignment. The consignee ("TI Beverage Group LTD") agrees to receive, care for, and attempt to sell the consigned goods. When the goods are sold, the consignee deducts it's commission from the sale amount and forwards the balance of the sales proceeds to the consignor ("The Real Bloody Mary LLC").

Property and Equipment

Acquisitions of property and equipment are recorded at cost. Improvements and replacements of property and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of property and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes, with income taxes payable personally by the members. Accordingly, no provision has been made in these financial statements for federal income taxes for the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

A Limited Liability Company doing business in Delaware is classified as a partnership for Delaware income tax purposes, unless it has otherwise been classified for federal income tax purposes. A LLC is always classified in the same manner for Delaware income tax as it is for federal income tax purposes; therefore, no provision has been made in these financial statements for Delaware income taxes.

California imposes a minimum Franchise tax and a fee based on gross receipts on all limited liability companies doing business in the state. Although it was operating in California during 2016, the Company was not registered with the California Secretary of State until May 15, 2017.

The Company evaluates uncertain tax positions whereby the effect of the uncertainty would be recorded if the outcome was considered probably and reasonably estimable. As of December 31, 2017, the Company has accrued for $800 for California minimum franchise tax. The Company conducts business and files tax returns in California and U.S. federal jurisdictions.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, disclosures at the date of the financial statements, and the reported revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Principles of Non-Consolidation

The accompanying financial statements reflect the non-consolidated financial statements of the Company. The Company is a subsidiary of The Vampire Brands LLC, which owns majority of the Company's equity as of December 31, 2017. For purposes of the review of the accompanying financial statements, the Company is reporting non-consolidated financial statements.

NOTE 3: INVENTORY

The finished goods inventory which is held on consignment by TI Beverage Group LTD is reflected as part of the Company's inventory.
The Company purchased inventory from National Beverage Alliance. As of December 31, 2016 the company had prepaid National Beverage Alliance for $80,377 worth of inventory which it had not yet received. This is classified as prepaid goods on the balance sheet.

NOTE 3: INVENTORY (CONTINUED)

Inventories

Finished goods Inventory (1,700 Cans)	$3,400
Freight-In Costs	1,682
Shipping Boxes	6,068
TOTAL Inventory	$11,150

NOTE 5: LEASE OBLIGATIONS PAYABLE

In 2017, the Company operated from the offices of TI Beverage Group, LTD located in Studio City, CA. The Company has no lease obligations to TI Beverage Group, Ltd. The inventory is also held at TI Beverage Group, LTD.'s facilities in Oakland free of charge to the Company. The company will be moving to bigger office space, more suitable for storage of its product, in Ventura, California. Company's rental obligation will be less than $1000 per month.

NOTE 6: TRANSACTIONS WITH RELATED PARTY

The majority of the Company's operating requirements are provided by TI Beverage Group, LTD and Vampire Brands LLC, related companies. TI Beverage Group, LTD has indicated that it will not demand any compensation or repayment; however, no formal agreement is in place. TI Beverage Group, LTD is owned 99% by Michael Machat, who also owns 90% of Vampire Brands LLC and 99% of The Real Bloody Mary LLC.

NOTE 7: CONCENTRATIONS
Concentrations of Credit Risk

As of December 31, 2017 the Company had no significant concentrations of credit risk for either accounts receivable, accounts payable, or sales.

NOTE 7: CONCENTRATIONS (CONTINUED)

Concentration of Major Supplier of Bloody Mary Mix

Approximately 100% of the Company's Bloody Mary mix is supplied by one major supplier. This creates a significant concentration and reliance on this one supplier to be able to deliver the inventory as requested and creates a risk of running into a shortage of inventory if the supplier can't produce at a rate that the market demands. The Company is actively seeking to engage other affordable suppliers and manufacturing methods to minimize the concentration risk of having one major supplier for their inventory.

Concentration of Can Supplier

The two major can suppliers, in America, of 12 ounce sleek cans have merged into one, providing for a concentration on this one supplier to be able to meet the demand as the Company starts wholesale manufacturing of their Bloody Mary beverage drink. There are other available can suppliers and the Company is actively looking to find affordable means of meeting their demand and manufacturing methods to minimize this concentration risk.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Licensing Agreement with Jack Barreca

The Company has a licensing agreement with Jack Barreca whereby Jack granted Vampire Brands LLC an assignable license to utilize the patent rights to manufacture, market, sell and distribute the special Bloody Mary Mix. Vampire Brands LLC has assigned the Company the rights granted by the licensing agreement with Jack Barreca. As part of the licensing agreement, the Company will have to pay Mr. Barreca a royalty of 5 cents per each can that is sold.

Licensing Agreement with The Foundation for America's Blood Centers

The Company has an agreement whereby it will donate 5 cents of each can sold to the Foundation for America's Blood Centers, known as FABC. The donation will be paid to FABC on a quarterly basis.

Trademark Royalty

The Operating Agreement dated May 20, 2016 states that a royalty of 5 cents per can is payable by the Company to Vampire Brands, LLC in respect to the license granted by the Vampire Brands, LLC to use the "Vampire" trademark and the "Vampire.com" website for the Company's promotional purposes. As of the date of this filing, a trademark registration for the Vampire mark, in the name of The Real Bloody Mary, Co, is pending.

NOTE 9: SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 15, 2018, the date which the financial statements were available to be issued.

Bank Account

As of July 17, 2017 the Company has opened a bank account at a financial institution located in the state of California. Accounts at the bank are insured by the Federal Deposit Insurance Corporation up to $250,000.

Registered with CA

On May 15, 2017, the Company registered to transact intrastate business in the State of California; however, it is subject to any licensing requirements otherwise imposed by the laws of this state.

Generated Revenue

The Company started generating revenue in the 2017 calendar year through successful distribution arrangement in Colorado, Florida, Louisiana, and California. The Company is actively pursuing equity investment funding to increase production, maintain operations, reduce cost of goods sold and increase the sales distribution channels.

Distribution Agreements

During the 2017 calendar year, the Company tested the public's reaction to its bloody mary product at various bloody mary tradeshows and in several markets. The Company entered into agreement with various alcohol distribution companies in different states. Southern Glazers Wine & Spirits have distributed the "Bloody Mary Mix" in Colorado. International Wine & Spirits distributed the product in Louisiana. Specialty Spirits and Fine Wines sold the product in Southern California. The company is satisfied with the results of the tests and is now actively looking to shore up its production of a commercially large quantity to offer for sale to major distributers and retailers.

Part of Prepaid Inventory Received

The Company received 900 cases of "Bloody Mary" drink in March, 2017. The Company expects to receive the rest of the pre-paid inventory before the end of the year in 2018.

NOTE 10: MANAGEMENTS' PLAN

Alcohol Licensing

Management plans to apply for Federal alcohol license and California ABC license to be able to sell alcohol without consigning its product to TI Beverage LTD. Management has considered this as a high priority and is looking to raise funds to be able to meet this commitment.

Equity Funding

Management plans to increase the whole sale production and distribution of the "Bloody Mary" beverage product. To do so, the Company has participated in the Start Engine campaign to raise funding to support their goal. If the Company fails to raise sufficient capital from the Start Engine campaign, the Company will continue to sell their product and look for other means of increasing the whole sale production and distribution of the "Bloody Mary".

NOTE 11 – DEBT

As of the end of year 2017, the company had no debt. This is partially due to the Company sharing offices, rent free, with TI Beverage Group, Ltd, which is 99% owned by the Michael Machat who is also the majority owner of Vampire Brands, LLC. In 2018, the Company will share office space with Vampire Family Brands, LLC, which is owned primarily by Michael Machat. The monthly rent will be less than $1000.

NOTE 12 – MEMBERS' EQUITY

The Company was formed with 5,000,000 Membership Units out of which, the Manager, Vampire Brands, owns 4,950,000. Robert Miller, a minority shareholder owns the other 50,000 Membership Units. The company is making up to 107,000 of its Membership Units available in this offering.

The Operating Agreement provides that Manager may make up to 1,000,000 Membership Units available, (which in this case include the 107,000 in this Offering.) Each of these Units sold carry certain distribution preference rights, namely those buying into this Offering (as well as those buying the balance of the 1,000,000 units after the 107,000 are sold in this Offering) will be entitled to receive a pro-rata share of 80% of the Company's Profits plus a 5% annual return until their investment is paid back in full. After that time, those investing will receive a pro-rata distribution of profits, and the 5% annual return will stop.

VIDEO TRANSCRIPT (Exhibit D)

Campaign Video Transcript:

Michael Machat Founder & CEO Vampire Gourmet Bloody Mary

"In Recent years the ready to drink cocktail market has exploded. People want the convienence. They don't want the hassle. They are ready to go. People are on the move. The ready to drink cocktail is the perfect solution."

"They have them for margaritas, cosmos, mojitos, gin and tonic, vodka and orange juice, everything but the bloody mary."

"Vampire Gourmet Bloody Mary is the Holly Grail of ready to drink products. It's a game changer."

Shelly Buchanan founder of The Drunken Tomato:

"People go crazy for bloody marys."

Unpaid testimonials from consumers at Bloody Mary Festival

"It hit me"

"This was so good."

"It's like breakfast in a glass"

"It's delicious"

Michael Machat Founder & CEO Vampire Gourmet Bloody Mary

"What better name could there be for a bloody mary than a Vampire bloody mary."

Unpaid testimonials from consumers at Bloody Mary Festival

"Vampire Gourmet Bloody Mary Cocktail. Cocktails!"

Michael Machat Founder & CEO Vampire Gourmet Bloody Mary

"We want our bloody mary to be the best possible. That's why we have the freshest tasting, all natural, we use real tomatos. This is uh, when you taste a Vampire bloody mary you can actually taste the tomatos."

Shelly Buchanan founder of The Drunken Tomato:

"It actually tastes like a tomato and sometimes that is difficult to find in a bottled bloody mary, or a canned bloody mary"

Michael Machat Founder & CEO Vampire Gourmet Bloody Mary

of other ingredients with long scientific words that I can't even pronounce. But then you still have to mix it. You still have to add the vodka and mix it and you have the mess. Ours is ready to drink and we have pure natural ingredients."

Unpaid testimonials from consumers at Bloody Mary Festival

"Oh wow. That's crazy, vodka, tomato puree, it's like actually yeah, it's like only five ingredients. There's five ingredients that are all completely natural flavors."

Michael Machat Founder & CEO Vampire Gourmet Bloody Mary

"Vodka, tomato juice, pure cane sugar, organic aloevera, natural spices... We use real ingredients because we care about the flavor."

Unpaid testimonials from consumers at Bloody Mary Festival

"I think the bloody mary is like the quintessential Sunday drink."

"Sunday fun day."

"If you can make it easier then why not?"

"It's good by itself but it can easily be modified to be spicier."

"It was just as good as it was convenient."

Michael Machat Founder & CEO Vampire Gourmet Bloody Mary

"Not only is our pre-mixed bloody mary conveinient for consumers who don't want to make it themselves but, it's perfect for busy bars, or resturants, for stadiums, for airlines, tailgate parties, the list goes on and on. It's a huge market."

Unpaid testimonials from consumers at Bloody Mary Festival

"It's kind of trendy right now, champagne in a can. Why not bloody mary in a can? Yeah."

Michael Machat Founder & CEO Vampire Gourmet Bloody Mary

"It's convenient, perfect for on the go and the morning after and plus the branding is fun."

"You just can't mix vodka and tomato juice, put it in a can and hope for the best because the vodka is going to separate. The vodka is going to be floating on the top of the tomato juice. That's been one of the reasons why you haven't seen ready to drink bloody mary cocktails before. We've figured it out and we've patented the formula. "

"The production process has been perfected. We have overcome all the formidable barriers to market. We have the distribution. We have retailers ready and eager for our product. But in order to bring The Vampire Gourmet Bloody Mary to consumers around the world, We need your support to produce it at an industrial scale."

<u>Second testimonial video transcript:</u>

Shelly Buchanan founder of The Drunken Tomato:

"The drunken Tomato... we do all things bloody marys. We have a blog that reviews bloody marys, and I also have several books out."

"I thought the Vampire Bloody Mary was fantastic. It was great. I love that it's in a can, I love that it doesn't separate, um lots of really rich tomato flavor."

Unpaid testimonials from consumers at Bloody Mary Festival

"This was so good. Honestly any time you can just crack into a bloody mary is the best day ever instead of having to go to brunch."

"Oh yeah, if you can have a bloody mary like this at home like right when you roll out of bed, yeah. Especially on Sunday morning."

"It's kind of creamy-ish which I like. It's kind of on the thicker side because I don't like watery bloody marys. They are not good."

"Hold on I gotta get a sip first... Delicious, tomato-y, rather natural. Hold on let me get another one."

"First off it tastes so fresh, like, It tastes like a real, like you were at home making a bloody mary from scratch, like it's real fresh."

"We bartend for different events around the city of New Orleans. We work for, um, a company that hires bartenders. We promote a lot of different drinks. So this would be really convenient to have behind a bar to just pour into a drink, edge a little, do a little fancy, toppers on top of it and then send them to go. This would be perfect."

"Yeah so this, the quicker we the people through the line the more money we'll make in tips. The quicker the bar, the owner will make money."

"Yeah it's got really good texture. Yeah like straight out of a can that's like really impressive. You can taste the smokiness, just like full bodied, it's a great bloody."

"Bringing the Vampire to a baseball game, that would be great. That would be so convenient just to pour it into an open, a glass and drink it. Can you drink it straight from the can? That would be great. Drinking it straight from the can would be fantastic. Let's be fair. That's a good idea."

"I mean you could take it to the beach, you could travel with it. Oh that's a good idea. It's easy just to put into a cooler right? And run with it. Where if you make a full bloody mary you need the vodka, the tomato juice and the 50 different spices because it's so inconvenient. I agree."

um, I feel like if I drank the whole thing I'd definitely be pretty tipsy but, It's very good."

"This is pretty good. Ah, it's really good. It actually doesn't taste like a grocery story brand. Some of the cheap stuff you get like, the premade mixes at the grocery store, they are just like, They're like thin, There's not much substance to them, they are kind of flat."

"The Vampire Bloody Mary it's great, it's so smooth, I really like the celery notes that come through. It goes down easy. It comes in a can. Nothing is better than that."

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.